SUPPL

02015012

Westmount, February 7, 2002

Securities and Exchange Commiss...
450 Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL RECEIVED PROCESSING SECTION
FEB 0 8 2002
WASH. D.C. 143

Afri-Can
Marine
Minerals
Corporation

4444 St-Catherine Street W.
Suite 201
Westmount, Quebec
Canada
H3Z 1R2

Tel.: (514) 846-2133
Fax: (514) 846-1435
E-mail:
info@afri-canmarine.com
Web site:
www.afri-canmarine.com

Attention: **Division of Corporate Finance:**
Office of International Corporate Finance

Reference: **Afri-Can Marine Minerals Corp. SEC Rule 12g3-2(b) Exemption**
File 82-3329
(please note that the name of the company (formerly Nora Exploration Inc.) has changed on March 10, 2000)

Sir/Madam,

We trust the enclosed documentation is satisfactory in meeting our company's current reporting requirements.

Please find enclosed a copy of :

- our First Quarter Consolidated Balance Sheets (unaudited);
- our Annual Report for 2001;
- several press releases.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Kindly direct any comments or questions to the undersigned.

Sincerely,

D Maschtall

Daniele Maschtall,
Administrative Assistant

/dm
encls.

dw 2/11

SEC RULE 12g3-2(b) Exemption
File 82-3329

February 7, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 59,206,347

AFRI-CAN MARINE DISCOVERS DIAMONDIFEROUS MINERALIZATION ON THE BLOCK J MARINE CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce the discovery of a significant number of diamonds from the reconnaissance sampling program of the Block J marine diamond concession in Namibia.

De Beers Marine completed the sorting of 338 samples and recovered 23 gem quality diamonds weighing a total of 4.65 carats, of which the largest stone weighed 0.64 carats. These samples were collected from 17 features of which 8 proved to carry diamonds. The samples were collected from 29 anchor spreads over a sea-floor area of 728 square meters. Each sample is a combination of three drill holes covering an area of 0.7 square meters, for a total of 2.1 square meters per sample.

Also recovered were important quantities of minerals associated with diamonds, such as garnets, agates, epidosites and banded ironstones. 14 diamonds were collected from features #6 and #8 with 6 of the stones being larger than 0.30 carats. Significantly, two of the samples from these features recovered more than one diamond, indicating that in places the diamonds have been concentrated. These two features, each of which exceeds 2,000,000 sq. meters in area, could possess considerable potential resulting from the average size of the diamonds: 0.25 carats for feature #6 and 0.28 carats for feature #8. (*R. W. Foster, Afri-Can's independent consultant, February 6, 2002*).

Summary of results as reported by De Beers Marine

Afri-Can Sample ID	Diamond Size (Carats)	Afri-Can Sample ID	Diamond Size (Carats)
F01_01_01	0.10	F07_03_01	0.08
F02_01_11	0.07	F08_04_05	0.26
F06_02_12	0.17	F08_04_05	0.14
F06_03_02	0.31	F08_04_06	0.09
F06_03_02	0.19	F08_04_11	0.64
F06_04_07	0.32	F13_01_04	0.09
F06_04_09	0.14	F13_02_04	0.13
F06_04_10	0.16	F14_01_04	0.10
F06_06_01	0.34	F17_01_11	0.10
F06_06_02	0.31	F17_04_01	0.16
F06_06_08	0.19	F17_05_13	0.25
F06_06_09	0.31		

The Corporation is most encouraged by the results of this initial sampling program. In particular, the diamonds collected from features #6 and #8 demonstrate the potential for further development. Feature #6 is a classic feature found on the inner shelf, typical of those from which companies are producing diamonds along the coast of Namibia.

Feature #8 is of a different nature as it is situated on the middle shelf where at this time only Namdeb (joint-venture between De Beers and the Namibian Government) is producing diamonds.

In addition, the gravels found in feature #8 contain the "classic Orange River suite of exotic minerals" such as garnets, jaspers, agates and others, which, in such anomalous quantities, are all important indicators of the presence of diamonds. The results of earlier geophysical surveys suggest that there might be extensions of these two features that were not tested by the sampling, amounting to about 25 sq. km, however, the diamond potential of these untested areas is not known (*R. W. Foster, Afri-Can's independent consultant, February 6, 2002*).

Further analyses of the samples are underway in order to provide more information and to delineate the significance of the discoveries. Afri-Can's consultants will also establish further work programs and shareholders will be kept advised of developments.

Block J is the subject of a joint-venture between Afri-Can and Woduna Mining Holding (PTY) Ltd. in terms of which Afri-Can has the right to acquire a controlling interest of 70%. Actually, Afri-Can owns 50% of the concession.

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

This press release contains certain "forward-looking statements", as identified in the Afri-Can's periodic filings with Canadian Securities Regulators, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

February 6, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 59,206,347

AFRI-CAN MARINE MINERALS INCREASES ITS INTEREST IN THE BLOCK J TO 50% AND CONCLUDES ANOTHER PRIVATE PLACEMENT AGREEMENT

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation ("Afri-Can"), is pleased to announce that it has increased to 50% its interest in the Block J marine concession in Namibia.

Furthermore, the Corporation has concluded another private placement agreement totaling $ 250,000 with arm's length investors.

The private placement comprises 781,250 units priced at $0.32 per share. Each unit consists of one share and one-half warrant. Each full warrant will entitle the bearer to acquire an additional share at $0.42 over a period of 18 months. The placement is subject to regulatory approval. Proceeds from the private placement will be mainly used to further exploration programs in Namibia.

Also, the Corporation has received all the regulatory approvals and closed the private placement agreement previously announced on January 14, 2002. The placement totaled $199,985.

Afri-Can Marine Minerals Corporation is a Canadian-based exploration company, actively involved in the acquisition, exploration and development of major diamond properties. The Corporation's large and prospective license holdings together with its growth strategy place it among the important participants in the marine diamond business.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé
President & CEO

Bernard J. Tourillon
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEBSITE: www.afri-canmarine.com

January 30, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 59,206,347

AFRI-CAN REPORTS FIRST QUARTER RESULTS IN FISCAL 2002

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can") reports the financial results of the first quarter 2002.

Results of operations

For the first quarter ended November 30, 2001, the Corporation incurred a net loss of $223,123 ($0.01 per share) compared to a net loss of $120,327 ($0.01 per share) for the same period last year.

General operating expenses during the first quarter were $176,512 compared to $119,602 in 2000. The near total of the $56,910 increases in operating expenses for the quarter were caused by increases in the public relations and of professional fees expenses that are attributed to the non-realized OFEX listing.

The events of September 11, 2001 affected the valuation of emerging market currencies and as such the South African rand (ZAR) experienced a dramatic loss of value. As a result, the Corporation incurred a foreign exchange loss of $56,163 during the period compared to a loss of $2,087 for the same period last year. The Corporation generated $9,552 in interest income during the period compared to $1,362 for the same period last year.

Mining properties

In accordance with its goal to find and develop world-class marine diamond resources and to control the largest marine exploration license area off the coast of Namibia, the Corporation has invested over $156,623 to increase its interest in its portfolio of marine concessions in Namibia during the first quarter.

The mining properties are valued at $6,012,649 as of November 30, 2001 ($5,856,026 as of August 31, 2001). The Corporation's major assets are its 60% interest in the Namibian Gemstones EPL concessions joint venture (valued at $5,235,181 as of November 30, 2001); its 40% interest in the Woduna Block J joint venture (valued at $528,068 as of November 30, 2001); its 30% interest in the Together Quando Block B joint venture (valued at $161,668 as of November 30, 2001); and its 30% interest in the Karas Block N joint venture (valued at $57,080 as of November 30, 2001).

Exploration and development programs

Afri-Can invested $296,524 during the first quarter in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished during the quarter was the completion of the layout of its reconnaissance-sampling program on the Block J license areas and the signature of an agreement with De Beers Marine (Pty) ltd to conduct a reconnaissance-sampling program on Block J.

Exploration, development and maintenance funds were invested as follows: $60,376 on the Namibian Gemstones joint venture for a total exploration and development investment and carrying value of $2,534,084 as of November 30, 2001; $186,124 on the Woduna Block J joint venture for a total exploration and development investment and carrying value of $812,627 as of November 30, 2001; $34,295 on the Together Quando Block B joint venture for a total exploration and development investment and carrying value of $395,422 as of November 30, 2001; and $15,729 on the maintenance cost related to our other Namibian joint ventures giving these ventures a carrying value of $143,657 as of November 30, 2001.

Financing and capital position

Afri-Can's common shares increased from 55,422,992 (valued at $23,941,861) at the beginning of the period to 57,026,782 (valued at $24,407,084), representing $465,223 of net equity financing. During the first quarter, the Corporation completed private placements resulting in the issuance of 135,435 common shares in exchange for $31,150 in cash, issued 662,640 shares to increase the Corporation's property holdings and issued 805,715 common shares in exchange of a $282,000 convertible promissory note. As of November 30, 2001, the Corporation had $215,280 in its treasury.

Other corporate development

The corporation has completed a broad review of the OFEX London's market possibility and has concluded and decided to not seek a listing on this market

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major diamond properties. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

January 24, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 59,206,347

AFRI-CAN MARINE REPORTS YEAR-END RESULTS AND THAT PRIMARY OBJECTIVES WERE FULFILLED IN FISCAL 2001

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that during 2001, as outlined in last year's Annual Report, Afri-Can completed successful prospecting surveys on marine concessions Blocks B and J in Namibia, resulting in the delineation of numerous features that meet the models of existing diamond bearing entrapments mined elsewhere along the Namibian coast. These encouraging results have led Afri-Can to proceed with an initial sampling program in the Block J concession, which was completed in December 2002. The program succeeded in collecting 338 samples, surpassing its initial sampling target plan by 88 samples, from a total of 17 prospective features representing a variety of depositional environments.

The implementation of Afri-Can's business strategy has placed the Corporation among the active participants in the quest for diamonds in Namibia's largely untapped offshore diamond areas. Afri-Can is now one of the largest marine concession holders and operators in Namibia with interests in 28 concessions totaling 26,500 square kilometers.

With these initial accomplishments in place, the road is now paved for the next stage of our business plan - second stage prospecting of targeted areas to delineate diamond resources.

RESULTS OF OPERATIONS: FISCAL YEAR 2001

For the fiscal year ended August 31, 2001, the Corporation incurred a net loss of $3,185,550 ($0.06 per share) compared to a net loss of $424,503 ($0.01 per share) for 2000. During 2001, Afri-Can recorded a non-recurring loss of $2,579,782 ($0.05 per share) from the write down of the Kade concession investment in Ghana. General operating expenses during 2001 were $659,998 compared to $590,173 in 2000.

Mining Properties

In accordance with its objective to find and develop world-class marine diamond resources and to control the largest marine exploration license area off the coast of Namibia, the Corporation has invested over $125,601 to increase its portfolio of marine concessions in Namibia.

The mining properties are valued at $5,856,026 as of August 31, 2001 ($6,234,817 as of August 31, 2000). The Corporation's major assets are 60% interest in the Namibian Gemstones EPL concessions joint venture (valued at $5,235,181 as of August 31, 2001); 30% interest in the Woduna Block J joint venture (valued at $372,408 as of August 31, 2001); 30% interest in the Together Quando Block B joint venture (valued at $160,705 as of August 31, 2001); and 30% interest in the Karas Block N joint venture (valued at $57,080 as of August 31, 2001).

Exploration and Development Programs

In 2001, Afri-Can invested $1,104,265 in exploration, development and maintenance expenses to increase its geological understanding of its marine concessions in Namibia. Afri-Can completed regional marine delineation geophysical surveys on Blocks J and B that identified numerous prospective diamond entrapment areas. These funds were invested as follows: $225,694 on the Namibian Gemstones joint venture for a total exploration and development investment and carrying value of $2,473,708 as of August 31, 2001; $364,073 on the Woduna Block J joint venture for a total exploration and development investment and carrying value of $626,503 as of August 31, 2001; $342,857 on the Together Quando Block B joint venture for a total exploration and development investment and carrying value of $361,127 as of August 31, 2001; and $80,970 on the maintenance cost related to our other Namibian joint ventures, giving these ventures a carrying value of $127,928 as of August 31, 2001.

Financial and Capital Position

Afri-Can's common shares increased from 42,922,900 (valued at $21,224,971) at the beginning of fiscal 2001 to 55,422,902 (valued at $23,941,861), representing $2,716,890 of net equity financing. During fiscal 2001, the Corporation completed private placements totaling $2,568,520 resulting in the issuance of 11,574,287 common shares, issued 120,000 shares to increase the Corporation's property holdings and issued 805,715 common shares in exchange of a $282,000 convertible promissory note. As of August 31, 2001, the Corporation had $678,429 in its treasury.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major diamond properties. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President

Bernard J. Tourillon,
Executive Vice-President and CFO

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

January 14, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 56,228,707

AFRI-CAN MARINE MINERALS INCREASES AND CLOSES PRIVATE PLACEMENTS PREVIOUSLY ANNOUNCED AND CONCLUDES ANOTHER PRIVATE PLACEMENT AGREEMENT

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation ("Afri-Can"), is pleased to announce that it has received all regulatory approvals for the closing of private placement agreements previously announced on December 10, 2001 for gross proceeds of $532,450. The private placement comprises 2.315 million units at a price of $0.23 per unit. Each unit consists of one common share and one-half of a warrant. Each whole warrant will entitle the holder to the right to acquire an additional common share at an exercise price of $0.33 over a period of 18 months.

Furthermore, Afri-Can has concluded another private placement agreement of 869,500 units at a price of $0.23 per unit for gross proceeds of $199,985. Each unit consists of one common share and one-half warrant. Each whole warrant will entitle the holder to the right to acquire an additional common share at an exercise price of $0.33 over a period of 18 months. The placement is subject to regulatory approval.

The proceeds from the private placements will be used to further exploration programs in Namibia and to increase the Corporation's interest to 50% in the Woduna concession (Block J) in Namibia.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

Afri-Can Marine Minerals Corporation is a Canadian-based exploration company, actively involved in the acquisition, exploration and development of major diamond properties. The Corporation's large and prospective license holdings together with its growth strategy place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé
President & CEO

Bernard J. Tourillon
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEBSITE: www.afri-canmarine.com

January 8, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 56,228,707

AFRI-CAN MARINE COMPLETES ITS RECONNAISSANCE SAMPLING PROGRAM ON BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President and CEO of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce the completion on December 22, 2001 of the initial sampling program of its Block J marine diamond concession in Namibia.

The program succeeded in collecting a total of 338 samples, surpassing its initial sampling target plan by 88 samples. The samples were collected from 29 anchor spreads over a sea-floor area of 728 square meters. Starting on January 8, 2001, the final sorting of the samples is being conducted by De Beers Marine at their Windhoek office in Namibia. The final results will be known with the submission of a final report by De Beers Marine. This initial sampling phase will provide important metallurgical, environmental and geotechnical information for the identification of diamondiferous areas.

Block J covers an area of 994 sq. km measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000*).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President & CEO

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

December 10, 2001, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 56,228,706

AFRI-CAN MARINE MINERALS CORPORATION CONCLUDES PRIVATE PLACEMENTS TOTALING $420,000 AND EXTENDS SHARE PURCHASE WARRANTS

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation ("Afri-Can"), is pleased to announce that it has concluded private placement agreements totaling $420,000. The private placement comprises units priced at $0.23 per share. Each unit consists of one share and one-half warrant. Each full warrant will entitle the bearer to acquire an additional share at $0.33 over a period of 18 months. The placement is subject to regulatory approval. Proceeds from the private placement will be mainly used to further exploration programs in Namibia and for some overhead expenses.

Furthermore, the corporation's Board of Directors has by resolution dated July 5, 2001 authorized the extension of the expiry date of the share purchase warrants (with an exercise price of $0.30) set to expire on August 3, 2001. At this date, 2,000,000 share purchase warrants have not been exercised. The share purchase warrants have been extended until the earlier of:

1) February 4, 2002; and
2) the 45th day following any five-day period during which the weighed average price of the shares of the Corporation exceeds $0.30.

This extension has been approved by the appropriate regulatory authorities.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President

Bernard J. Tourillon, CFO

TEL: (514) 846-2133 FAX: (514) 846-1435
WEBSITE: www.afri-canmarine.com

November 20, 2001, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 56,228,706

AFRI-CAN MARINE COMMENCES ITS RECONNAISSANCE SAMPLING PROGRAMME ON BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce it is commencing its initial sampling programme of its Block J marine diamond concession, situated 105 km north of Luderitz in Namibia.

The company has contracted De Beers Marine (PTY) Ltd. and its sampling vessel, mv Douglas Bay, to conduct the reconnaissance sampling programme. The vessel has left the port of Cape Town on November 19, 2001 and will sail for two days before reaching the concession area. The sampling operations should effectively begin on or before November 22, 2001. This initial sampling phase will provide important metallurgical, environmental and geotechnical information for the identification of diamondiferous areas.

Mr. Kim Lord and Mr. Dick Foster will represent Afri-Can on board for the duration of the sampling programme. Mr. Lord, Exploration Manager of Afri-Can, is a geologist with 19 years of experience in diamond marine exploration. Afri-Can is using the services of Mr. Dick Foster, an independent consultant with extensive experience in the diamond marine industry. Mr. Foster worked for De Beers for 32 years before retiring in 1996. With De Beers Marine he held the position of Geological Manager for 11 years and he was involved extensively in the management of exploration and mining programmes. He led the teams that discovered major diamond deposits on the mid-continental shelves off South Africa and Namibia. Since 1996, Mr. Foster has been active in providing geological consulting and exploration management services.

Block J covers an area of 994 km^2 measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000*).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President & CEO

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

November 6, 2001, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 56,228,706

AFRI-CAN MARINE SIGNS AN AGREEMENT WITH DE BEERS MARINE FOR ITS RECONNAISSANCE SAMPLING PROGRAM OF BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that Afri-Can has concluded an agreement with De Beers Marine (PTY) Ltd ("DBM") to conduct a reconnaissance sampling program of its Block J marine diamond concession, situated 105 km north of Luderitz in Namibia.

The initial sampling program is scheduled to start on November 20 and will run for 30 days. DBM has guaranteed to complete a minimum of 250 samples over a minimum of 20 anchor spreads. The sampling program provides for the collection of a minimum 540 sq. m of gravels. The program will be carried at a cost of US$ 548,000 and includes mobilization and sorting operation costs. The sampling will be conducted from the Vessel "*mv* Douglas Bay" which has a gross tonnage of 2,172 tonnes and is equipped with a Dense Medium Separation plant of 20 tonnes per hour. The two sampling tools each consist of a 0.96 m diameter "Megadrill". This initial sampling phase will provide important metallurgical, environmental and geotechnical information for the identification of diamondiferous areas.

Mr. Léveillé stated "We are very satisfied by this contract as all samples will be collected, processed and sorted by De Beers Marine according to their operational policies and security standards."

Block J covers an area of 994 sq. km measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000*).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President & CEO

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

October 31, 2001, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 56,228,706

AFRI-CAN MARINE MINERALS HAS COMPLETED THE LAYOUT OF ITS RECONNAISSANCE SAMPLING PROGRAM FOR THE BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce the completion of its reconnaissance sampling layout for the Block J marine diamond concession, situated 105 km north of Luderitz in Namibia.

The initial sampling program will consist of 29 anchor spreads displayed over 17 prospective features that were previously identified by a regional geophysical survey. These features with potential for diamond entrapment represent a variety of depositional environments occurring at water depths ranging between 75 and 120 m. The company intends to collect a minimum of 250 samples over the targeted areas with an average of 12 samples per spread. The objective of the prospecting sampling program is to provide information on the geology of each site and consequently prove the presence of diamonds.

Afri-Can is currently in negotiation with a contractor and if the contract meets the requirements of Afri-Can, the prospecting program should start before the end of the year. Shareholders will be advised of future developments.

Block J covers an area of 994 km^2 measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4 million carats has been estimated for the region between Halifax and Mercury Islands (Marine & Coastal, June 6, 2000).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President & CEO

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

September 20, 2001, Westmount, Quebec
Press release – for immediate distribution

Symbol: (ME) AFA
Shares outstanding: 55,422,991

AFRI-CAN MARINE MINERALS INCREASES ITS INTEREST TO 40% IN THE BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that it has increased its undivided interest to 40%, in the **Block J** license area located north of Luderitz, Namibia. Afri-Can and Woduna Mining Holding (PTY) Ltd. (Woduna) have concluded an agreement whereby Woduna agreed to receive 662,640 shares of Afri-Can, valued at CDN $0.25, instead of a cash payment of N $825,000 (CDN $155,660). In consideration of the shares issuance, Woduna agreed to transfer to Afri-Can an additional interest of 10% in the project. The original agreement also stipulates that Afri-Can has the option to increase its undivided interest in the project up to 70%, in consideration of three equal payments of N $825,000 each. The issuance of shares is subject to regulatory approval.

Mr.Léveillé stated that. "We are pleased with Woduna's decision to be paid in shares of Afri-Can. It is a strong vote of confidence in the potential of the concession and in our excellent business relation."

Block J lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4.25 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000*).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major Marine diamond properties. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President & CEO

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

September 19, 2001, Westmount, Quebec
Press release – for immediate distribution

Symbol: (ME) AFA
Shares outstanding: 55,422,991

AFRI-CAN MARINE MINERALS IDENTIFIES NUMEROUS PROSPECTIVE DIAMOND ENTRAPMENT AREAS ON ITS BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA AND WILL COMPLETE SAMPLING PROGRAM LAYOUT

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce positive results from a marine delineation geophysical survey of Block J license area located north of Luderitz, Namibia. The geophysical survey conducted by Marine & Coastal Geoscience (Pty) Ltd. of South Africa ("Marine & Coastal") identified at least seventeen prospective features, present in eight geomorphological features, with potential for diamond entrapment. Marine & Coastal has recommended a sampling program in order to determine and modelize the geology of each site and consequently prove the presence of diamonds.

Block J, measuring 994 sq. km, is 45 km long and 21 km wide. It extends between the 70 m and 167 m water depth isobath. Marine & Coastal collected 910 line-km of high-resolution geophysical data. A variety of prospective features were identified and outlined in the detailed exploration area. The features represent a variety of depositional environments occurring at water depths ranging between 75 m and 110 m. Bathymetric, seismic and sonographic data interpretation reveals the presence of eight major geomorphological areas in which occur a number of features that could be diamondiferous in content:

1. **Northern Deposit:** Fine sedimentary deposit with four depressions draining into an embayment within the deposit.
2. **Northern Reef:** Big reef complex entirely made up of crystalline bedrock outcrops with minimal coarse sediment cover.
3. **Northern Embayment:** Large north-west facing embayment extending for 12 km by 3 km in its central part.
4. **Northern Terrace:** Low gradient terrace extending 13 km by 3.8 km in its largest part.
5. **Central Reef:** Reef complex made up entirely of crystalline bedrock.
6. **Southern Deposit:** Sedimentary deposit extending 21 km from the southern boundary of the concession.
7. **Southern Depression:** Sedimentary deposit consisting of an assemblage of mostly fine sediment.
8. **Southern Reef:** Occurrence of semi-isolated reefs consisting of outcrops of crystalline bedrock.

Afri-Can Marine Minerals is currently designing a target-driven prospecting program in order to identify diamond resource areas for further development. The prospecting program will be implemented in three phases: initial sampling, follow-up sampling and mine evaluation sampling. The initial sampling program layout will be completed within two weeks and the contractor will be named soon after. The sampling schedule will be determined with the contractor and shareholders will be kept advised of developments.

Blocks J lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000).*

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major Marine diamond properties. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO	Bernard J. Tourillon, Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

August 23, 2001, Westmount, Quebec
Press release - for immediate distribution

Shares outstanding: 55,422,991
Symbol: (ME) AFA

AFRI-CAN MARINE MINERALS CORPORATION HAS RECEIVED REGULATORY APPROVAL IN ORDER TO CLOSE A PRIVATE PLACEMENT TOTALING $296,490

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation ("Afri-Can"), is pleased to announce that it has received regulatory approval in order to close a private placement agreement totaling $296,490

The private placement comprises 1,411,857 units priced at $0.21 per share. Each unit consists of one share and one-half warrant. Each full warrant will entitle the bearer to acquire an additional share at $0.30 over a period of 18 months.

The placement combined with those recently announced now total $1,852,120.

Proceeds from the private placement will be used mainly for the geological sampling programs of the Woduna concession (Block J) and the Together Quando concession (Block B). The main goal of these programs is to determine the geology of each sampling site and consequently prove the presence of diamonds on the concessions. The programs will be delineated as soon as Marine & Coastal provides the final interpretation of the geophysical survey carried out on the Woduna concession (Block J).

Afri-Can Marine Minerals Corporation is a Canadian-based exploration company, actively involved in the acquisition, exploration and development of major marine diamond properties. The Corporation's large and prospective license holdings together with its growth strategy place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President & CEO

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEBSITE: www.afri-canmarine.com

mine evaluation sampling. The initial sampling program layout will be completed by the middle of August. Subsequently, the contractor will be named and the sampling schedule will be determined with the contractor. Shareholders will be kept advised of the developments.

Block B lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south, an inferred resource exceeding 4.25 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000*).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major diamond properties. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé,
President & CEO

Bernard J. Tourillon,
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

August 1, 2001, Westmount, Quebec
Press release - for immediate distribution

Symbol: AFA (ME)
Shares outstanding: 54,011,134

AFRI-CAN MARINE MINERALS IDENTIFIES NUMEROUS PROSPECTIVE DIAMOND ENTRAPMENT TARGETS ON ITS BLOCK B MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce positive results from a marine geophysical survey of Block B license area located north of Luderitz, Namibia. The geophysical survey conducted by Marine & Coastal Geoscience (Pty) Ltd. of South Africa ("Marine & Coastal") identified at least seventeen sites, present in six areas, with potential for diamond entrapment. Marine & Coastal has recommended a sampling program in order to determine the geology of each site and consequently prove the presence of diamonds.

Block B, measuring 269 sq. km, has a 43 km-long coastline and extends from the coastline seaward to between 5 and 8 km with water depths ranging from the surf zone to about 45 m below sea level. Marine & Coastal collected 830 line-km of high-resolution geophysical data. The interpretation of the bathymetric, seismic and sonographic data reveals the presence of six major geomorphological features that could be indicative of the presence of diamondiferous deposits:

1. Black Cliffs- identification of five prospective areas, including several features associated with reefs.

2. Easter Point- occurrence of a near-shore basement drop-off feature and at least four secondary-sized basinal sedimentary assemblages.

3. Central Reef- identification of two reefs with one extending from shore to 27 m water depths and two sedimentary deposits with the shallowest occurring in 10 to 17 m water depths.

4. Sylvia Reef System- occurrence of a reef system extending for six km from shore to 20 m water depths.

5. St Francis Bay Deposit- occurrence of an offshore sedimentary deposit occurring in water depths between 21 and 25 m.

6. St Francis Scarp- presence of a scarp traceable for a distance of 33 km.

Afri-Can Marine Minerals is currently designing a target-driven prospecting program in order to identify diamond resource areas for further development. The prospecting program will be implemented in three phases: initial sampling, follow-up sampling and

July 11, 2001, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (ME)
Shares outstanding: 46,383,372

THE BOARD OF DIRECTORS OF AFRI-CAN MARINE MINERALS CORP. NOMINATES KPMG AS AUDITOR IN REPLACEMENT OF ALLARD, LÉVESQUE

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that the Board of Directors of the corporation has nominated KPMG as auditor in replacement of Allard, Dallaire who has resigned from its mandate. This nomination is subject to regulatory approval.

Allard, Dallaire, who does not have a presence in Southern Africa, is replaced by KPMG who already is Afri-Can's auditor in Namibia. The Board of Directors wishes to acknowledge Allard, Dallaire's valuable contribution over the last ten years.

KPMG is one of the world's largest accounting firms with more than 100,000 professionals in member firms worldwide collaborating across industry, service and national boundaries to deliver professional services in 155 countries.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major diamond properties. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business. Afri-Can's shares are listed on the Montreal Stock Exchange under the symbol "AFA".

FOR ADDITIONAL INFO INFORMATION PLEASE CONTACT:

Pierre Léveillé
President & CEO

Bernard J. Tourillon
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

July 30, 2001, Westmount, Quebec
Press release - for immediate distribution

Symbol: AFA (ME)
Shares outstanding: 54,011,134

AFRI-CAN MARINE MINERALS CORPORATION HAS RECEIVED REGULATORY APPROVAL AND CLOSED PRIVATE PLACEMENTS TOTALING $1,555,630

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation ("Afri-Can"), is pleased to announce that it has received regulatory approvals in order to close private placement agreements totaling $1,555,630. Furthermore, a placement totaling $296,490 is still subject to regulatory approval. The placements have been mainly subscribed by European, Canadian and African investors.

The private placement closed comprises 7,407,761 units priced at $0.21 per share. Each unit consists of one share and one-half warrant. Each full warrant will entitle the bearer to acquire an additional share at $0.30 over a period of 18 months.

Proceeds from the private placement will be used mainly for the geological sampling programs of the Woduna concession (Block J) and the Together Quando concession (Block B). The main goal of these programs is to prove the presence of diamonds on the concessions and to begin the delineation of resources. The programs will be delineated as soon as Marine & Coastal provides the final interpretation of the geophysical survey carried on both concessions.

Afri-Can Marine Minerals Corporation is a Canadian-based exploration company, actively involved in the acquisition, exploration and development of major marine diamond properties. The Corporation's large and prospective license holdings together with its growth strategy place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé
President & CEO

Bernard J. Tourillon
Executive Vice-President & CFO

TEL: (514) 846-2133
FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEBSITE: www.afri-canmarine.com

SEC RULE 12g3-2(b) Exemption
File 82-3329

FORM 51-901F

Quarterly Report

Incorporated as part of:	X	Schedule A
		Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	Afri-Can Marine Minerals Corp.
ISSUER ADDRESS:	4444 Ste-Catherine St. West, Suite 201, Westmount, QC Canada, H3Z 1R2
CONTACT PERSON:	Bernard J. Tourillon
CONTACT'S POSITION:	Executive Vice-President and CFO
CONTACT TELEPHONE NUMBER:	(514) 846-2133
FOR QUARTER ENDED:	November 30, 2001
DATE OF REPORT:	January 30, 2002
CONTACT EMAIL ADDRESS:	info@afri-canmarine.com
WE SITE ADDRESS:	www.afri-canmarine.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUEST IT.

Bernard J. Tourillon	(s) Bernard J. Tourillon	January 30, 2002
NAME OF DIRECTOR	Signed	DATED
Marcel Drapeau	(s) Marcel Drapeau	January 30, 2002
NAME OF DIRECTOR	Signed	DATED

Afri-Can Marine Minerals Corporation

Unaudited Consolidated Financial Statements - First Quarter



As at November 30, 2001

Corporate profile

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating mainly off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The Company is one of the largest concession holders in the area with interests in 28 exploration licenses, covering 26,500 square kilometers. The concessions are located in deep water near the mouth of the Orange River and in shallow water, north of Luderitz. The aim of the corporation is to develop and exploit a world class diamond resource.





***mv* Douglas Bay marine vessel**
Photography courtesy of De Beers Marine (Pty) Limited



MANAGEMENT'S DISCUSSION AND ANALYSIS

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to find and develop world-class marine diamond resources. Afri-Can's principal assets are a series of option and joint venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers and making Afri-Can's combined interest the largest concession area off the coast of Namibia.

This discussion and analysis of the Corporation should be read in conjunction with the accompanying consolidated financial statements and related notes. This financial information was prepared in accordance with generally accepted Canadian accounting principles. Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Results of operations

For the first quarter ended November 30, 2001, the Corporation incurred a net loss of $223,123 ($0.01 per share) compared to a net loss of $120,327 ($0.01 per share) for the same period last year.

General operating expenses during the first quarter were $176,512 compared to $119,602 in 2000. The near total of the $56,910 increases in operating expenses for the quarter were caused by increases in the public relations and of professional fees expenses attributable to the non-realization of the OFEX listing.

The events of September 11, 2001 affected the valuation of emerging market currencies and as such the South African rand (ZAR) experienced a dramatic loss of value. As a result, the Corporation incurred a foreign exchange loss of $56,163 during the period compared to a loss of $2,087 for the same period last year. The Corporation generated $9,552 in interest income during the period compared to $1,362 for the same period last year.

Mining properties

In accordance with its goal to find and develop world-class marine diamond resources and to control the largest marine exploration license area off the coast of Namibia, the Corporation has invested over $156,623 to increase its interest in its portfolio of marine concessions in Namibia during the first quarter.

The mining properties are valued at $6,012,649 as of November 30, 2001 ($5,856,026 as of August 31, 2001). The Corporation's major assets are its 60% interest in the Namibian Gemstones EPL concessions joint venture (valued at $5,235,181 as of November 30, 2001); its 40% interest in the Woduna Block J joint venture (valued at $528,068 as of November 30, 2001); its 30% interest in the Together Quando Block B

joint venture (valued at $161,668 as of November 30, 2001); and its 30% interest in the Karas Block N joint venture (valued at $57,080 as of November 30, 2001).

Exploration and development programs

Afri-Can invested $296,524 during the first quarter in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished during the quarter was the completion of the layout of its reconnaissance-sampling program on the Block J license areas and the signature of an agreement with De Beers Marine (Pty) ltd to conduct a reconnaissance-sampling program on Block J.

These funds were invested as follows: $60,376 on the Namibian Gemstones joint venture for a total exploration and development investment and carrying value of $2,534,084 as of November 30, 2001; $186,124 on the Woduna Block J joint venture for a total exploration and development investment and carrying value of $812,627 as of November 30, 2001; $34,295 on the Together Quando Block B joint venture for a total exploration and development investment and carrying value of $395,422 as of November 30, 2001; and $15,729 on the maintenance cost related to our other Namibian joint ventures giving these ventures a carrying value of $143,657 as of November 30, 2001.

Financing and capital position

Afri-Can's common shares increased from 55,422,992 (valued at $23,941,861) at the beginning of the period to 57,026,782 (valued at $24,407,084), representing $465,223 of net equity financing. During the first quarter, the Corporation completed private placements resulting in the issuance of 135,435 common shares in exchange for $31,150 in cash, issued 662,640 shares to increase the Corporation's property holdings and issued 805,715 common shares in exchange of a $282,000 convertible promissory note. As of November 30, 2001, the Corporation had $215,280 in its treasury.

Risk factors

All of the resource properties in which the Corporation has joint venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk.

The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on terms acceptable to the Corporation in obtaining satisfactory exploration and feasibility results. The Corporation intends to finance these activities either through its existing financial resources or through additional equity or quasi-equity financing.

Based on the Corporation's past financing successes during difficult market periods, management believes that it will be able to finance its expenditures through equity financing, but there can be no assurance that the Corporation will be able to raise additional equity.

(s) Bernard J. Tourillon

Bernard J. Tourillon, MBA
Executive Vice-President and CFO

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Financial Statements

For the first quarter ended November 30, 2001

Financial Statements

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Balance Sheet

		As at Nov. 30, 2001		As at Aug. 31, 2001
Assets				
Current assets:				
Cash and cash equivalents	$	128,752	$	480,277
Short-term investments		86,528		198,152
Accounts receivable		89,862		56,430
Prepaid expenses		9,370		13,162
		314,512		748,021
Fixed assets (note 2)		48,960		51,713
Mining properties (note 3)		6,012,649		5,856,026
Deferred exploration and development expenses (note 4)		3,885,790		3,589,266
	$	10,261,911	$	10,245,026
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	140,874	$	124,050
Due to directors		90,591		50,630
Shareholders' equity:				
Share capital (note 5)		24,407,084		23,941,861
Warrants (note 5)		200,000		200,000
Promissory notes (note 6)		282,000		564,000
Deficit		(14,858,638)		(14,635,515)
		10,030,446		10,070,346
Subsequent events (note 8)				
	$	10,261,911	$	10,245,026

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(s) Bernard J. Tourillon Director

(s) Marcel Drapeau Director

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Deferred Expenses

For the first quarter ended November 30, 2001

	2001	2000
Exploration expenses:		
Project management and consulting fees	$ 96,371	$ 75,655
Geological exploration fees	139,347	97,677
Traveling expenses	8,296	21,683
Administrative expenses	52,510	13,479
(Decrease) increase in deferred expenses	296,524	208,494
Balance, beginning of year	3,589,266	4,560,391
Balance, end of year	$ 3,885,790	$ 4,768,885

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Operations and Deficit

For the first quarter ended November 30, 2001

	2001	2000
General and administrative expenses:		
Travelling expenses	$ 31,674	$ 32,251
Professional fees	45,370	30,117
Salaries and fringe benefits	15,110	15,821
Office expenses	25,510	20,004
Information to shareholders and registration fees	10,061	9,913
Public relations	42,524	5,531
Interest and bank charges	3,510	3,398
Depreciation of fixed assets	2,753	2,567
	176,512	119,602
Others:		
Foreign exchange loss (gain)	56,163	2,087
Interest income	(9,552)	(1,362)
	46,611	725
Net loss	223,123	120,327
Deficit, beginning of year	14,635,515	11,449,965
Deficit, end of year	$ 14,858,638	$ 11,570,292
Net loss per share	$ (0.01)	$ (0.01)

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION
Unaudited Consolidated Statement of Cash Flows

For the first quarter ended November 30, 2001

	2001	2000
Cash flows from operating activities:		
Net loss	$ (223,123)	$ (120,327)
Adjustments to:		
Depreciation of fixed assets	2,753	2,567
	(220,370)	(117,760)
Net change in non-cash operating working capital items	(32,062)	(56,628)
	(252,432)	(174,388)
Cash flows from financing activities:		
Due to directors	11,610	(9,335)
Share issuance expenses	(3,587)	(5,900)
Share capital issuance	31,150	716,400
	39,173	701,165
Cash flows from investing activities:		
Acquisition of short-term investments	111,624	-
Acquisition of fixed assets	-	(3,042)
Acquisition of mining properties	(963)	(20,044)
Deferred exploration and development expenses	(248,927)	(208,494)
	(138,266)	(231,580)
Net increase in cash and cash equivalents	(351,525)	295,197
Cash and cash equivalents, beginning of year	480,277	161,267
Cash and cash equivalents, end of period	$ 128,752	$ 456,464

See accompanying notes to unaudited consolidated financial statements.

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

The Company holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

(b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

(c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

(d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the following method and annual rates:

Asset	Method	Rate
Furniture and office equipment	Declining balance	20%
Computer equipment	Declining balance	30%

(e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

1. Significant accounting policies (continued):

(e) Mining properties and deferred exploration and development expenses (continued):

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

(f) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

(g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

(h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 5. No compensation expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

1. Significant accounting policies (continued):

(i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Fixed assets:

						2001
		Cost		Accumulated depreciation		Net book value
Furniture and office equipment	$	50,072	$	24,249	$	25,823
Computer equipment		50,013		26,876		23,137
	$	100,085	$	51,125	$	48,960

						2000
		Cost		Accumulated depreciation		Net book value
Furniture and office equipment	$	41,774	$	19,866	$	21,908
Computer equipment		40,330		19,927		20,403
	$	82,104	$	39,793	$	42,311

3. Mining properties:

		Balance as at Aug. 31, 2001	Addition (write-off)	Balance as at Nov. 30, 2001
Namibia - Namibian Gemstone	(1)	$ 5,235,181	$ –	$ 5,235,181
Namibia - Block B Quando (option)	(2)	160,705	963	161,668
Namibia - Block J Woduna (option)	(3)	372,408	155,660	528,068
Namibia - Block M Kuvelai (option)	(4)	20,044	-	20,044
Namibia - Block N Karas (option)	(5)	57,080	-	57,080
Ghana-Kade		1	-	1
Canada - East Leitch		1	-	1
Namibia - Other		10,606	-	10,606
		$ 5,856,026	$ 156,623	$ 6,012,649

(1) As at November 30, 2001, the Corporation has an interest of 60% (60% as at August 31, 2001) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% by making a payment of US$1,440,000.

(2) As at November 30, 2001, the Corporation has an interest of 30% (30% as at August 31, 2001) in the diamond concession known as Quando (Block B). Under an option agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the exclusive right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying NA$270,000 (CDN$42,000) combined with the issuance of 200,000 shares to Together. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, NA$170,000 (CDN$27,000) combined with the issuance of 100,000 shares to Together.

(3) As at November 30, 2001, the Corporation has an interest of 40% (30% as at August 31, 2001) in the diamond concession known as Woduna (Block J). Under an option and joint venture agreement between Woduna Mining Holding (Pty) Ltd. and the Corporation, the latter has the option to increase its interest further by acquiring an additional 30% interest against payment of four equal semi-annual cash payments of NA$825,000 (CDN$130,000). Each such payment shall represent a 10% increase in the Corporation's interest in the concession.

3. **Mining properties (continued):**

(4) As per a joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the exclusive right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$40,000) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$126,000). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000 (CDN $99,000) to Kuvelai no later than one year following the approval of the agreement by the authorities.

(5) As at November 30, 2001, the Corporation has an interest of 30% (30% as at August 31, 2001) in the diamond concession known as Karas (Block N). As per the joint venture agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the exclusive right to acquire up to 55% in interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN $95,000) to Karas no later than one year following the approval of the agreement by the authorities.

4. **Deferred exploration and development expenses:**

	Balance as at August 31, 2001	Addition	Write-off	Balance as at Nov. 30, 2001
Namibia - Namibian Gemstone	$ 2,473,708	$ 60,376	$ –	$ 2,534,084
Namibia - Block B Quando (option)	361,127	34,295	–	395,422
Namibia - Block J Woduna (option)	626,503	186,124	–	812,627
Namibia - Block K Tsondab (option)(1)	29,365	6,559	–	35,924
Namibia - Block M Kuvelai (option)	14,331	3,721	–	18,052
Namibia - Block N Karas (option)	84,232	5,449	–	89,681
	$ 3,589,266	$ 296,524	$ -	$ 3,885,790

4. **Deferred exploration and development expenses (continued):**

(1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the exclusive right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$158,000). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$158,000) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$83,000) for each one no later than 18 to 36 months following the approval of the agreement by the authorities.

5. *Share capital:*

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the years, the Corporation issued common shares as follows:

	Nov. 30, 2001		Aug. 31, 2001	
	Quantity	Amount	Quantity	Amount
Balance, beginning of year	55,422,992	$ 23,941,861	42,922,990	$ 21,224,971
Paid in cash	135,435	31,150	11,574,287	2,568,520
Acquisition of mining properties	662,640	155,660	120,000	55,000
Conversion of a promissory note (note 6)	805,715	282,000	805,715	282,000
Share issuance expenses	-	(3,587)	-	(188,630)
Balance, end of period	57,026,782	$ 24,407,084	55,422,992	$ 23,941,861

Break down				
Issued	56,228,707	24,220,274	54,422,992	23,941,861
To be issued				
acquisition of mining properties	662,640	155,660	-	-
paid in cash	135,435	31,150	-	-
	57,026,782	$ 24,407,084	54,422,992	$ 23,941,861

5. Share capital (continued):

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to, the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,278,746 common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors and may not be lower than the market price of the common shares at the time of grant.

A summary of changes in the Corporation's common share purchase options is presented below:

	Nov. 30, 2001		August 31, 2001	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	4,268,746	$ 0.40	4,163,746	$ 0.41
Granted	-	-	520,000	0.23
Cancelled	-	-	(415,000)	0.31
Exercised	-	-	-	-
Balance at the end of the period	4,268,746	$ 0.40	4,268,746	$ 0.40

Options exercisable as at August 31, 2001:

Number	Exercise price	Expiry date
250,000	$ 0.80	0.3 year
168,746	0.74	0.9
170,000	0.23 to 0.25	1.3
275,000	0.85	1.3
1,405,000	0.33 to 0.36	2.3
500,000	0.25	3.1
1,180,000	0.36	3.3
120,000	0.25 to 0.35	3.9
200,000	0.21	4.7
4,268,746		

5. Share capital (continued):

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	Nov. 30, 2001		Aug. 31, 2001	
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Balance, beginning of year	13,683,145	$ 0.32	6,240,000	$ 0.32
Issued	-	0.32	7,443,145	0.32
Expired	(4,240,000)	–	-	-
Balance at end of period	9,443,145	$ 0.32	13,683,145	$ 0.32

Warrants exercisable as at August 31, 2001:

Number	Exercise price	Expiry date
2,000,000	$ 0.30	February 2002
833,334	0.36	March 2002
2,200,000	0.36	June 2002
462,500	0.30	October 2002
3,241,382	0.30	January 2003
705,929	0.30	February 2003
9,443,145		

6. Promissory notes:

	As at Nov. 30, 2001	As at Aug. 31, 2001
One promissory note (two in 2001), without interest for an amount of $282,000, may be paid in cash by the issuer, convertible at the issuer's option into 805,715 shares per promissory note at a price of $0.35 per share on June 30, 2002	$ 282,000	$ 564,000

(i) On September 25, 1998, the Corporation borrowed from Hartor US$744,000 ($1,128,688), used to purchase an additional 10% interest in the offshore diamond marine concession in Namibia. According to the agreement between the parties, this loan was repayable by the Corporation through the issuance of 3,232,836 common shares from its share capital.

(ii) On June 30, 2000, an agreement with Hartor was made as a final settlement of those loans. According to the agreement, the loan of US$744,000 was settled by a cash payment of $50,000 and by the issuance of three promissory notes of $282,000 each, convertible in shares.

7. Statement of cash flows:

	2001	2000
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ 2,443	$ 2,024
Income taxes	-	-
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	28,351	-
Acquisition of mining properties through issuance of shares	155,660	-
Deferred expenses financed through accounts payable	19,246	-
Issuance of shares following conversion of promissory note	282,000	-

8. Subsequent events:

On December 10, 2001, Afri-Can concluded private placement agreements totalling $420,000. The private placement comprises units priced at $0.23 per share. Each unit consists of one share and one-half warrant. Each full warrant will entitle the bearer to acquire an additional share at $0.33 over a period of 18 months.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Chris I. von Christierson †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Euan A. Worthington
Vice President, Corporate Development

Marcel Drapeau *
Director, Corporate Secretary

Kim Lord
Exploration and Project Manager

Anthony H. Bloom
Director

Kim Hatfield †
Director

Michael Nicolai *
Director

Hugh R. Snyder *†
Director

SENIOR TECHNICAL CONSULTANTS

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee

Head Office
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Toll Free: 1-888-666-3431
E-mail: info@afri-canmarine.com
Web Site: www.afri-canmarine.com



Corporate Office — Canada
201-4444 St-Catherine Street West
Westmount, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-951
E-mail: noragem@iafrica.com.na

Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG Namibia
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Trading Symbol: AFA
Exchange: CDNX
Shares Oustanding: 56,228,706
Fully Diluted: 70,107,264
SEC 12g3-2(b) exemption: file number 82-3329